WESTCOAST GOLF EXPERIENCES, INC.
#309 - 333 East 1st Street
North Vancouver, B.C.  V7L 4W9
(604) 988-1083
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                                  July 28, 2005

Ms. Mary K. Fraser, Esq.
United States Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Form SB-2 Registration Statement
    File No. 333-125956

Dear Ms. Fraser,

Thank you for your review of and assistance with our filing. In response to your letter of July 14th we have amended our Registration Statement and provide this cover letter to assist you in your further review. We have also sent via mail the marked copies and supplemental information you requested.

RISK FACTORS

ROGER ARNET - THE PRESIDENT AND DIRECTOR OF THE COMPANY...,

1. We have clarified the risk factor to state that "while Mr. Arnet and Mr. Halls have business experience including management and accounting, neither have experience in a public company setting, including serving as a principal accounting officer or principal financial officer." They were responsible for the preparation of the financial statements and development of the accounting policies and have contracted an outside accounting consultant where necessary.

SINCE WE ARE A DEVELOPMENT STAGE COMPANY, HAVE GENERATED NO REVENUES AND LACK AN OPERATING HISTORY, AN INVESTMENT IN THE SHARES OFFERED HEREIN IS HIGHLY RISKY AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT IF WE ARE UNSUCCESSFUL IN OUR BUSINESS PLANS.

2. We have deleted the reference to the "expenses and difficulties encountered by new entrants to the highly competitive golf services industry" because, as you noted, those risks were identified in the remaining risk factors. This risk now specifically addresses our lack of operating history and the operating losses expected as a start-up company.

3. We have also deleted the reference to "our ability to attract and retain customers" as that is also fully addressed in another risk factor.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

4. We have revised the disclosure to include all information in Item 506(b) of Reg. S-B.

TERMS OF THE OFFERING

5.   We have no plans to extend the offering.

6. The Company has considered Staff Topic 1B (1) in accounting for services and office space provided by the directors. As the Company had been incorporated for such a short period of time as at the date of the financial statements and the activities were primarily organizational in nature, the value of the services and office space provided were considered to be nominal and accordingly no amount was recorded as at April 30, 2005. The Company intends to continue to evaluate and record the fair value of services and office space provided and will record either contributed capital or accrued liabilities depending on the determination of what amounts will be reimbursed to the directors. To date this determination has not been made.

INDUSTRY BACKGROUND

7. We have provided to you supplementally, via mail, copies of the documents relied upon in this section.

EXHIBITS

8.   We have filed a copy of the subscription agreement as Exhibit 99.

ITEM 512 UNDERTAKINGS

9. We have provided the appropriate undertakings for this offering as specified in Item 512 of Regulation S-B.

Sincerely,


/s/ Roger Arnet
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Roger Arnet
President & Director